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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69021

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____07/01/16_____ AND ENDING _____6/30/17_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Bfinance US Ltd.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Queen Street, 2nd Floor
_____
                                         (No. and Street)

London UK _____ EC4R 1BN
_____
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George   603 380-5435
_____
                                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates
_____
                        (Name - if individual, state last, first, middle name)

142 Lowell Road, Unit 17 #219, Hudson, NH 03051
_____
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bfinance US Ltd, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

IEVA L. WATSON
MY COMMISSION EXPIRES APRIL 19, 2022
NOTARY PUBLIC
NEW HAMPSHIRE

Notary Public

, CFO
Signature and Title

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.
(x)	(p)	Management's exemption report regarding (k)(2)(i) exemption.

BFINANCE US LIMITED

REPORT PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2017

CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219   HUDSON, NH 03051   TEL. (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bfinance US Ltd.

We have audited the accompanying statement of financial condition of Bfinance US Ltd. as of June 30, 2017, and the related statements of operation, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bfinance US Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bfinance US Ltd. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Statement on Exemption from the Computation of Reserve Requirements has been subjected to audit procedures performed in conjunction with the audit of Bfinance US Ltd.'s financial statements. The supplemental information is the responsibility of Bfinance US Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Statement on Exemption from the Computation of Reserve Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
August 22, 2017

BFINANCE US LIMITED
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

CASH		96,600
ACCOUNTS RECEIVABLE		35,000
DUE FROM PARENT COMPANY		29,472
	$	161,072

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	51,906
SHAREHOLDER'S EQUITY		109,166
	$	161,072

See accompanying notes.

2

BFINANCE US LIMITED
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2017

REVENUE	$	140,000
EXPENSES		
Salaries		140,437
Professional fees		147,442
Occupancy		8,568
Regulatory fees		2,400
Foreign exchange loss		419
Miscellaneous		1,980
Total expenses		301,246
NET LOSS	$	(161,246)

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2017

| | Common shares $1 par value; 1 share authorized | | | | |
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - June 30, 2016	1	$ 1	$ 360,530	$(90,119)	$ 270,412
Net loss	-	-	-	(161,246)	(161,246)
Balances - June 30, 2017	1	$ 1	$ 360,530	$(251,365)	$ 109,166

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(161,246)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivables		175,000
Due from related party		(29,204)
Accounts payable and accrued liabilities		34,806
Total adjustments		180,602
Net cash provided by operating activities		19,356
NET INCREASE IN CASH		19,356
CASH - BEGINNING		77,244
CASH - ENDING	$	96,600

Supplemental Disclosure of Cash Flow Information:

Interest paid	$ -
Income taxes paid	$ -

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

bfinance US Limited (the Company), is a private limited company incorporated in England and Wales under the Companies Act of 2006 and domiciled in the United Kingdom. The Company is a wholly-owned subsidiary of bfinance International Limited (the Parent). The Company serves as a finder for unaffiliated private equity funds and other collective investment vehicles. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective March 11, 2014.

Effective for the year ending June 30, 2014, the Company adopted FASB Accounting Standards Update (ASU) No. 2014-10, *Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements*. This standard eliminates the requirements for development stage entities to (1) present inception-to-date information on the statements of operations, cash flows, and shareholder's equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of United Kingdom insured limits.

Accounts Receivable

Accounts receivable consists of uncollateralized customer obligations due under normal trade terms amounting to $35,000. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts receivable recorded are fully collectible and are therefore stated net realizable value, at June 30, 2017, management has no allowance for doubtful accounts.

Revenue Recognition

The Company recognizes revenues from fixed-price contracts on the percentage-of-performance method, measured by the percentage of cost incurred to date to estimated total cost for each contract and when realization is probable. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates will change within the near term.

Income Taxes

The Company's operations and domicile are in the United Kingdom, accordingly the Company is subject to income tax in the United Kingdom. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of one year from the date the tax return was filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Concentration

The Company's revenue for the year ended June 30, 2017 and its accounts receivable balance as of June 30, 2017 are from one client.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At June 30, 2017, the Company's net capital was $42,146 which exceeded the requirements by $37,146 and the ratio of Aggregate Indebtedness to Net Capital was 1.23 to 1.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent and affiliated company for use of facilities, salaries and benefits of joint employees, liability insurance and other related operating expenses. During the year ended June 30, 2017, expenses paid to the Parent made under the agreement amounted to $150,463 and is included in expenses in the accompanying statement of operations.

The agreement is for a period of one year but may be canceled with written approval of each party and shall be extended for successive one year periods unless canceled by either party upon thirty days prior written notice.

NOTE 4. INCOME TAXES

At June 30, 2017, the Company has a deferred tax asset of approximately $33,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At June 30, 2017, the Company has a net operating loss carryforward of approximately $165,000. The net operating loss carryforward does not expire, and can be used as long as the Company is in business.

NOTE 5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 22, 2017, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

BFINANCE US LIMITED
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2017

CREDITS		
Shareholder's equity	$	109,166
DEBITS		
Accounts Receivable		35,000
Due from parent		29,472
TOTAL DEBITS		64,472
NET CAPITAL BEFORE HAIRCUT ON FOREIGN CURRENCY		44,694
HAIRCUT ON FOREIGN CURRENCY		2,548
NET CAPITAL		42,146
MINIMUM NET CAPITAL REQUIREMENT- GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $17,100		5,000
EXCESS NET CAPITAL	$	37,146
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.23 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	51,905

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2017)		
Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2017	$	63,152
Increase in liabilities		(21,004)
Net Capital per above Computation	$	42,146

See report of independent registered public accounting firm.

BFINANCE US LIMITED
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2017

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bfinance US Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bfinance US Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bfinance US Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Bfinance US Ltd. stated that Bfinance US Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Bfinance US Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bfinance US Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

August 22, 2017

BFINANCE US LIMITED
EXEMPTION REPORT (AS REQUIRED BY SEC RULE 17a-5)
YEAR ENDED JUNE 30, 2017

(i)   bfinance US Limited "the Company" claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), Special Account for the Exclusive Benefit of Customers.

(ii)   To the best of its knowledge and belief, for the year ended June 30, 2017, the Company has met the exemptive provision (k)(2)(i) under SEC Rule 15c3-3, without exception.

(iii)   As stated in (ii) above, to the best of its knowledge and belief, throughout the year ended June 30, 2017, the Company experienced no exceptions while complying with exemptive provision (k)(2)(i) under SEC Rule 15c3-3.



_____
(Signature)

_____8/22/17_____
(Date)

_____FINOP/CFO_____
(Title)

See report of independent registered public accounting firm

13